UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549	OMB APPROVAL
OMB Number:........................... 3235-0058
FORM 12b-25	Expires:....................... September 30, 2015 Estimated average burden
Hours per form ................................... 2.50
NOTIFICATION OF LATE FILING	SEC FILE NUMBER
001-36482

CUSIP NUMBER
G5866L108

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2015

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

Garnero Group Acquisition Company

Full Name of Registrant

N/A

Former Name if Applicable

Av. Brig. Faria Lima, 1485-19 Andar, Brasilinvest Plaza CEP 01452-002

Address of Principal Executive Office (Street and Number)

Sao Paulo, Brazil

City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, NBSAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

As a result of the Company entering into a definitive agreement for its proposed business combination on August 26, 2015 and its lack of a full-time administrative and accounting staff, the Company’s Annual Report on Form 10-K for the year ended June 30, 2015 could not be completed in time without unreasonable effort and expense to the Company.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Javier Martin Riva	(786)	472-2721
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).		☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?		☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended June 30, 2015, the Company expects to report net losses of approximately $1.1 million. For the period from February 11, 2014 (inception) through June 30, 2014, the Company had net losses of approximately $9,000.

GARNERO GROUP ACQUISITION COMPANY

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 14, 2014	By:	/s/ Javier Martin Riva
Javier Martin Riva, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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